UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ATARA BIOTHERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

046513107

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 046513107

1)	Names of reporting persons. CELGENE CORPORATION
2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3)	SEC use only
4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 1,256,235
	6.	Shared voting power 0
	7.	Sole dispositive power 1,256,235
	8.	Shared dispositive power 0
9)	Aggregate amount beneficially owned by each reporting person 1,256,235
10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11)	Percent of class represented by amount in Item 9 6.2% (1)
12)	Type of reporting person (see instructions) CO

(1)	The percentage ownership is based upon 20,212,889 shares of Common Stock outstanding as of January 16, 2015.

ITEM 1.

(A) NAME OF ISSUER:

Atara Biotherapeutics, Inc.

(B) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICE:

701 Gateway Blvd., Suite 200, South San Francisco, California 94080

ITEM 2.

(A) NAME OF PERSONS FILING:

Celgene Corporation

(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE:

86 Morris Avenue, Summit, New Jersey 07901

(C) CITIZENSHIP:

Delaware, U.S.A.

(D) TITLE OF CLASS OF SECURITIES:

Common Stock, $0.0001 par value

(E) CUSIP NUMBER:

046513107

ITEM 3. STATEMENT FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C)

Not applicable.

ITEM 4. OWNERSHIP.

(a), (b) and (c) — The information contained on the cover pages to this Schedule 13G are incorporated herein by reference.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10. CERTIFICATION.

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015

CELGENE CORPORATION

By:	/s/ Thomas M. Perone
Thomas M. Perone
Assistant Secretary